SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Motive, Inc.
(Name of Subject Company (issuer))
Magic Acquisition Subsidiary Inc.
Lucent Technologies Inc.
Alcatel Lucent
(Names of Filing Persons (offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
61980V107
(CUSIP Number of Class of Securities)
Steven R. Reynolds
General Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974
(908) 582-8500
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Robert J. Rawn
Michael R. McCoy
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$76,102,028.10	$2,990.81

*	Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction value was determined by multiplying the purchase price of $2.23 per share by 34,126,470 shares of common stock, par value $0.001 per share, of Motive, Inc. (based upon (i) the representation by Motive, Inc. in the Merger Agreement (as defined herein) that 27,755,007 shares and options and warrants to acquire an aggregate of 3,871,463 shares were outstanding as of June 16, 2008, and (ii) the 2,500,000 shares expected to be issued and outstanding as of the closing of this Offer (as defined herein) pursuant to Motive, Inc.’s previously announced settlement of securities and derivative litigation). Solely for purposes of calculating the filing fee, all shares subject to options and warrants were included, regardless of the exercise price of such option or warrant or the exercisability of such option or warrant.

**	Pursuant to Rule 0-11 of the Exchange Act, the amount of the filing fee is calculated by multiplying the transaction value by 0.00003930.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,990.81	Filing Party: Magic Acquisition Subsidiary Inc., Lucent Technologies Inc. and Alcatel Lucent
Form or Registration No.: Schedule TO	Date Filed: July 16, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 11. Additional Information
SIGNATURES

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) further amends and supplements the Tender Offer Statement on Schedule TO originally filed on July 16, 2008, as amended and supplemented (the “Schedule TO”), and relates to a tender offer by Magic Acquisition Subsidiary Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Lucent Technologies Inc., which is a Delaware corporation (“Parent”) and a wholly owned subsidiary of Alcatel Lucent, a société anonyme organized under the laws of the Republic of France (“Alcatel Lucent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Motive, Inc., a Delaware corporation (the “Company”), at a price of $2.23 per Share, to the seller in cash, without interest and less any required withholding taxes. The terms and conditions of the offer are described in the Offer to Purchase, dated July 16, 2008, (which, together with any supplements or amendments, collectively constitute the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”), by and among Parent, Purchaser and the Company.
     All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.
Item 11. Additional Information
a. Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:
          Final approval by the court of the Company’s previously announced settlement of securities and derivative litigation has become effective.
b. Section 15 – “Conditions to Purchaser’s Obligation” in the Offer to Purchase is hereby amended to add the following immediately after the first paragraph of such section:
          On August 13, 2008, the effective date, as set forth in Paragraphs 1.8 and 9.1 of the Stipulation and Agreement of Partial Settlement entered into by, among others, the Company and the Lead Plaintiffs in In re Motive, Inc. Securities Litigation, Case No. A-05-CA-923-LY, U.S. District Court for the Western District of Texas, occurred. On August 14, 2008, the effective date, as set forth in Section II, Paragraph 1(d) and Section II, Paragraph 13, of the Stipulation of Settlement entered into by, among others, the Company and the derivative plaintiff in Adair v. Harmon et al., Case No. A-06-CA-017-LY, U.S. District Court for the Western District of Texas, occurred.
c. The subsection entitled “United States Antitrust Matters” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters” is amended and supplemented by adding the following:
          On August 15, 2008, the FTC and the Division granted early termination of the waiting period under the HSR Act applicable to the proposed acquisition of Shares in the Offer.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 18, 2008

MAGIC ACQUISITION SUBSIDIARY INC.

By:	/s/ John P. O’Gorman

Name:	John P. O’Gorman
Title:	Vice President

LUCENT TECHNOLOGIES INC.

By:	/s/ Fred Ludtke

Name:	Fred Ludtke
Title:	Vice President

ALCATEL LUCENT

By:	/s/ Hubert de Pesquidoux

Name:	Hubert de Pesquidoux
Title:	Chief Financial Officer